Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	Mr. Ed Job, CFA - Account Manager
Email: info@hengdatile.com	Email: ed.job@ccgir.com
Mr. Bryan Blake, Sr. MI Executive
Phone: +1-646-833-3416
Email: bryan.blake@ccgir.com

China Ceramics Reports Preliminary Unaudited Fourth
Quarter and Fiscal Year 2009 Results

Jinjiang, Fujian Province, China, April 5, 2010 –China Ceramics Co., Ltd. (OTC Bulletin Board: CCLTF, CCLWF, CCLUF) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced preliminary unaudited financial results for the fourth quarter and for the year ended December 31, 2009.

Full Year 2009 Highlights

▪	Net revenue was RMB 880.1 million (US$ 128.7 million), an increase of 13.3% from 2008;

▪	Gross profit was RMB 297.6 million (US$ 43.5 million), an increase of 22.3% from 2008;

▪	Gross profit margin was 33.8%, compared to 31.3% in 2008;

▪	Non-GAAP profit before tax excluding the merger costs incurred in Success Winner Limited’s reverse recapitalization was RMB 238.6 million (US$ 34.9 million), up 26.2% from RMB 189.1 million in 2008;

▪	Non-GAAP net profit excluding the merger costs incurred in Success Winner Limited’s reverse recapitalization was RMB 179.3 million (US$ 26.2 million), up 8.6% from RMB 165.0 million in 2008;

Fourth Quarter 2009 Highlights

▪	Net revenue was RMB 231.5million (US$ 33.9 million), up 25.3% from the fourth quarter of 2008;

▪	Gross profit was RMB 83.4 million (US$ 12.2 million) , up 57.3% from the fourth quarter of 2008;

▪	Gross profit margin was 36.0%, compared to 28.7% in the fourth quarter of 2008;

▪
Non-GAAP profit before tax excluding the merger costs incurred in Success Winner Limited’s reverse recapitalization was RMB 69.0 million (US$ 10.1 million),up 74.2% from RMB 39.6 million in the fourth quarter of 2008;

▪
Non-GAAP net profit excluding the merger costs incurred in Success Winner Limited’s reverse recapitalization was RMB 52.3 million (US$ 7.7 million), up 51.9% from RMB 34.5 million in the fourth quarter of 2008;

“We are pleased to report another strong quarter that exceeds our revenue and net income guidance for the full year,” said Mr. Jiadong Huang, Chief Executive Officer of China Ceramics.  “Our rapid growth was driven by our ability to increase our production volume to meet continued robust market demand.  The majority of our revenues come from the domestic market in China, which we believe will continue to exhibit growth in the quarters ahead.”

Fourth Quarter 2009 Results

Net revenue for the fourth quarter ended December 31, 2009 increased by 25.3% to RMB 231.5 million (US$ 33.9 million) compared to the fourth quarter ended December 31, 2008.  The increase was primarily driven by an 18.7% increase in square meters of ceramic tiles sold in the fourth quarter of 2009 as real estate development in China continued to rebound from the slowdown in second half of 2008.  Also, the average selling price per square meter increased by 5.5% in the fourth quarter of 2009 compared with the same period in 2008.

Gross profit was RMB 83.4 million (US$ 12.2 million) compared to RMB 53.1 million for the three months ended December 31, 2008, an increase of 57.3%. Gross margin was 36.0% compared to 28.7% for the same period last year.  The increase in gross margin was mostly driven by the 25.3% growth in revenue and management’s ability to limit growth in cost of sales to only 12.4% compared to the fourth quarter of 2008.

Selling expenses were RMB 13.7 million (US$ 2.0 million), or 5.9% of sales, compared to RMB 12.1 million, or 6.6% of sales, in the fourth quarter of 2008.  This was primarily due to the change in sales commissions payable to distributors along with the increase in revenue.

Merger costs of RMB 26.4 million (US$ 3.9 million), refer to the incremental transaction costs incurred by Success Winner Limited during the reverse recapitalization transaction that exceeded the net cash received. The Company treats these costs as the costs Success Winner Limited paid to obtain a public listing in the United States.

Administrative expenses were RMB 2.7 million (US$ 0.4 million), compared with RMB 2.6 million for the third quarter of 2009 and RMB 2.2 million for the fourth quarter of 2008.

Net profit for the fourth quarter ended December 31, 2009 was RMB 25.9 million (US$ 3.8 million) declining 24.8% from the comparable period in 2008.  The decrease in net profit was mainly due to the Company recognizing the above mentioned acquisition costs of reverse acquisition in November 2009 and the increase in the Company’s statutory tax rate from approximately 12.5% in 2008 to 25.0% in 2009.

Non-GAAP net profit, which excludes the impact of the merger costs incurred in Success Winner Limited’s reverse recapitalization, was RMB 52.3 million (US$ 7.7 million), up 51.9% over the comparable period in 2008.  The increase in Non-GAAP net profit was driven by strong growth in revenue and by management’s ability to limit growth in cost of sales to only 12.4% compared to the fourth quarter of 2008, resulting in a 57.3% increase in gross profit in the fourth quarter 2009 compared to the same quarter in 2008.  This was partially offset by the company’s statutory tax rate changing from approximately 12.5% in 2008 to 25.0% in 2009.

Earnings per fully diluted share were RMB 3.03 (US$ 0.44) for the fourth quarter of 2009, down from RMB 6.00 (US$ 0.88) in the same period in 2008.

Non-GAAP earnings per fully diluted share, which excludes the merger costs incurred in Success Winner Limited’s reverse recapitalization, were RMB 6.12 (US$ 0.89) for the fourth quarter 2009, up from RMB 6.00 (US$ 0.88) in the same period in 2008.

Full Year 2009 Results

Net revenue for the full year 2009 was RMB 880.1 million (US$ 128.7 million) compared to RMB 776.6 million for the same period in 2008, an increase of 13.3%.

Gross profit was RMB 297.6 million (US$ 43.5 million) compared to RMB 243.2 million for full year 2008, an increase of 22.3%.

Selling expenses were RMB 51.3 million (US$ 7.5 million), or 5.8% of sales, compared to RMB 46.0 million, or 5.9% of sales in 2008.

Administrative expenses were RMB 10.0 million (US$ 1.5 million), or 1.1% of sales, compared to RMB 9.9 million, or 1.3% of sales in 2008.

Profit from operations was RMB 239.8 million (US$ 35.1 million), up 26.2% from RMB 190.0 million in 2008.

Profit before tax was RMB 212.1 million (US$ 31.0 million), up 12.2% from RMB 189.1 million in 2008.

Net profit was RMB 152.9 million (US$ 22.3 million), a decline of 7.4% from RMB 165.0 million in 2008.

Earnings per fully diluted share were RMB 23.65 (US$ 3.46) compared to RMB 28.73 (US$ 4.13) in 2008.

Non-GAAP profit before tax, which excludes the merger costs incurred in Success Winner Limited’s reverse recapitalization, was RMB 238.6 million (US$ 34.9 million), up 26.2% from RMB 189.1 million in 2008.  Management believes that China Ceramics has exceeded the Profit before tax threshold of US$ 31.7 million for the 2009 earn-out.

Non-GAAP net profit, which excludes the merger costs incurred in Success Winner Limited’s reverse recapitalization, was RMB 179.3 million (US$ 26.2 million), an increase of 8.6% from RMB 165.0 million in 2008.

Non-GAAP earnings per fully diluted share, which excludes the merger costs incurred in Success Winner Limited’s reverse recapitalization was RMB 27.74 (US$ 4.06) compared with RMB 28.73 (US$ 4.13) in 2008.

Fourth Quarter and Full Year 2009 balance sheet results

▪
Cash and bank balances were RMB 150.1 million (US$22.0 million), compared with RMB 162.3 million (US$23.7 million) as of September 30, 2009.  The decrease in cash and bank balances was a compound result of RMB 81.4 million (US$11.9 million) of cash provided by the reverse recapitalization transaction with China Holdings Acquisition Corp., offset by the partial payment of RMB 145 million (US$21.2 million) in the fourth quarter of 2009 for the acquisition of the Gaoan plant.

▪	Prepayment and other receivables mainly includes the prepayment of acquisition cost of Gaoan facility with an amount of RMB 145 million (US$21.2 million);

▪	Inventory turnover was 77 days as of December 31, 2009 compared with 74 days as of September 30, 2009;

▪	Trade receivables turnover was 97 days as of December 31, 2009 compared with 103 days as of September 30, 2009;

▪	Trade payables turnover was 69 days as of December 31, 2009 compared with 67 days as of September 30, 2009.

▪
Bank borrowings have gone down from RMB 34.5 million (US$ 5.0 million) as of September 30, 2009 to RMB 26.5 million (US$ 3.9 million) as of December 31, 2009 due to repayments in the fourth quarter of 2009.

Recent Developments

In January 2010, the Company completed the acquisition of the Gaoan facility when the Gaoan City Administration for Industry and Commerce transferred the plant’s registration and business license to China Ceramics.  In addition to the RMB 145 million (US$ 21.2 million) payment made in December 2009, the Company made a final cash payment of RMB 39 million (US$5.7 million), and assumed debt of RMB 60 million (US$8.8 million) in January, 2010.  The Company expects to spend approximately RMB 27 million (US$ 4.0 million) in the first half of 2010 to complete the first phase of the Gaoan facility.  The total cost of the first phase of Gaoan facility was approximately RMB 271 million (US$39.7 million).  In January 2010, the Company signed agreements with three new exclusive distributors in Hainan province, Zhejiang province and Anhui province that started distributing the Company's products in January 2010.  Including these three newly signed distributors, the Company now extends distribution network to 35 exclusive distributors.

Business Outlook

China Ceramics’ nine production lines at the Jinjiang facility and three production lines at the Gaoan facility are all running at full capacity.  During fiscal year 2010, the Company expects to spend approximately US$ 20 million to install four additional production lines at the Gaoan facility.  During the fiscal year 2011, the Company expects to spend approximately an additional US$ 20 million to install five additional production lines.  The current annual production capacity at the Jinjiang facility is 28 million square meters and 10 million square meters at the Gaoan facility.  The annual production capacity at the Gaoan facility is expected to reach 42 million square meters by the end of 2011.

Mr. Huang added, “Our immediate focus for 2010 is increasing our production capacity to meet growing market demand for our products.  We also expect to continue to benefit from the central government's RMB4 trillion stimulus plan and China's continued urbanization.”

The Company’s backlog of orders for delivery in the first quarter was at approximately RMB 242.2 million (US$ 35.5 million), representing a year-over-year revenue growth rate of 35.9% compared to the first quarter of 2009.  The expected sales volume is 9.1 million square meters, which would represent a 30.1% year-over-year growth in sales volume from 7.0 million square meters sold in the comparable period of 2009.

Appointment of Chief Executive Officer and Chairman of the Board of Directors

China Ceramics announced today that on April 4, 2010, the Board appointed Mr. Huang Jia Dong as Chief Executive Officer of the Company and that Mr. Huang resigned from his position as Chairman of the Company.  On the same date, Li Shun Qing resigned from his position as Chief Executive Officer of the Company and Paul K. Kelly was appointed as non-executive Chairman of the Company.  Mr. Li is not leaving the Company but will assume the critical position of Plant Manager at the Company’s new facility in Gaoan.

Additions to the Board of Directors

China Ceramics also announced today that Bill Stulginsky and Su Wei Feng have been appointed to its Board of Directors effective April 1, 2010.

Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009.  He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement.  His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries.  He has a Bachelor of Science degree in Accounting from LaSalle University.  Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations.  Mr. Stulginsky will replace Paul K. Kelly as the head of the Audit Committee of China Ceramics.

Mr. Su joined China Ceramics in March 2007.  He currently acts as general legal counsel and Secretary for the Company.  Prior to working at China Ceramics, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007.  He graduated from the School of Law of Xiamen University in 2004.

Conference Call Information
The Company will also host a conference call at 8:00 am ET on Monday, April 5, 2010.   Listeners may access the call by dialing +1 (866) 672-3985 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 902-4207.  The conference participant pass code is 64941517.  A replay of the conference call will be available for 14 days starting from 10:00 am ET on Monday, April 5, 2010.  To access the replay, dial +1 (800) 642-1687.  International callers should dial +1 (706) 645-9291. The pass code is 64941517.

About China Ceramics Co., LTD

China Ceramics Co., Ltd., formerly China Holdings Acquisition Corp., is a leading manufacturer of ceramic tiles in China.  The company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the Hengda or “HD” brand, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.hengdatile.com

Currency Convenience Translation
The Company's financial information is stated in RMB.  The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers and has been made at the rate of RMB6.8372 to US$1.00, the closing rate as of December 31, 2009 published on www.oanda.com. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2008 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(RMB in thousands)
	As at 31 December 2009	As at 31 December 2008
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	64,184	72,172
Land use rights	165	168
	64,349	72,340

Current assets
Inventories	114,658	131,562
Trade receivables	270,840	195,848
Prepayments and other receivables	149,268	3,364
Cash and bank balances	150,121	51,606
	684,887	382,380

Current liabilities
Trade payables	126,251	92,888
Accrued liabilities and other payables	74,749	90,948
Interest-bearing bank borrowings	26,500	12,300
Income tax payable	16,639	5,133
	244,139	201,269

Net current assets	440,748	181,111

Net assets	505,097	253,451

EQUITY
Total shareholders’ equity	505,097	253,451

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)
	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2008	2009	2009	2008	2009

Net revenue	184,763	248,911	231,487	776,570	880,127
Cost of Sales	(131,713)	(160,587)	(148,043)	(533,330)	(582,530)
Gross profit	53,050	88,324	83,444	243,240	297,597
Other income	1,134	109	2,185	2,685	3,613
Selling and distribution expenses	(12,146)	(14,977)	(13,660)	(46,008)	(51,292)
Administrative expenses	(2,164)	(2,577)	(2,679)	(9,932)	(10,088)
Profit from operations	39,874	70,879	69,290	189,985	239,830
Merger costs	-	-	(26,429)	-	(26,429)
Finance costs	(280)	(513)	(446)	(940)	(1,375)
Foreign exchange (loss)/gains	(3)	4	138	16	122
Profit before taxation	39,591	70,370	42,553	189,061	212,148
Income tax expense	(5,133)	(17,668)	(16,639)	(24,027)	(59,287)
Net Profit for the period	34,458	52,702	25,914	165,034	152,861
Attributable to:
Shareholders of the Company	34,458	52,702	25,914	165,034	152,861
EPS-Basic	6.00	9.18	3.36	28.73	24.47
EPS-Diluted	6.00	9.18	3.03	28.73	23.65
Shares used in calculating basic EPS
EPS-Basic	5,743,320	5,743,320	7,713,538	5,743,320	6,246,820
EPS-Diluted	5,743,320	5,743,320	8,557,205	5,743,320	6,462,424

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERGAE SELLING PRICE
	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2008	2009	2009	2008	2009

Sales volume (square meters)	7,217,093	9,369,226	8,569,919	28,856,319	33,597,744
Average Selling Price (in RMB/square meter)	25.6	26.6	27.0	26.9	26.2
Average Selling Price (in USD/square meter)	3.7	3.9	4.0	3.9	3.8

About Non-GAAP Financial Measures
In addition to China Ceramics’ consolidation financial results under International Financial Reporting Standards ("GAAP"), the Company also provides Non-GAAP financial measures for fiscal year 2009 and the fourth quarter of 2009, including Non-GAAP profit before tax, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all exclude the merger costs incurred in Success Winner Limited’s reverse recapitalization from their comparable GAAP measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes the one-time costs incurred for the reverse recapitalization. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Reconciliation of GAAP to Non-GAAP*
Three months ended December 31, 2009
	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before tax	42,553	26,429	68,982	6,226	3,863	10,089
Net profit	25,914	26,429	52,343	3,792	3,863	7,655
EPS-Basic	3.36		6.79	0.49		0.99
EPS-Diluted	3.03		6.12	0.44		0.89

CHINA CERAMICS CO., LTD.
Reconciliation of GAAP to Non-GAAP*
Year ended December 31, 2009
	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before tax	212,148	26,429	238,577	31,012	3,863	34,875
Net profit	152,861	26,429	179,290	22,345	3,863	26,208
EPS-Basic	24.47		28.70	3.58		4.20
EPS-Diluted	23.65		27.74	3.46		4.06

(1)	Merger costs incurred in Success Winner Limited’s reverse recapitalization activity.

*
There were no similar one-time costs or other Non-GAAP adjustments for the year ended 2008 and the fourth quarter then ended.  Therefore, there was no reconciliation between the GAAP financial measures and the Non-GAAP financial measures for these two periods.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in thousands)
As at 31 December 2009
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	9,387
Land use rights	24
9,411

Current assets
Inventories	16,770
Trade receivables	39,613
Prepayments and other receivables	21,832
Cash and bank balances	21,957
100,172

Current liabilities
Trade payables	18,465
Accrued liabilities and other payables	10,932
Interest-bearing bank borrowings	3,876
Income tax payable	2,434
35,707

Net current assets	64,465

Net assets	73,876

EQUITY
Total shareholders’ equity	73,876

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S Dollars in thousands, except EPS and share data)
	Three months ended		Year ended
	September 30	December 31	December 31
	2009	2009	2009

Net revenue	36,385	33,861	128,657
Cost of Sales	(23,474)	(21,656)	(85,154)
Gross profit	12,911	12,205	43,503
Other income	16	319	528
Selling and distribution expenses	(2,189)	(1,998)	(7,498)
Administrative expenses	(377)	(392)	(1,475)
Profit from operations	10,361	10,134	35,058
Merger costs	-	(3,863)	(3,863)
Finance costs	(75)	(65)	(201)
Foreign exchange (loss)/gains	1	20	18
Profit before taxation	10,287	6,226	31,012
Income tax expense	(2,582)	(2,434)	(8,667)
Net Profit for the period	7,705	3,792	22,345
Attributable to:
Shareholders of the Company	7,705	3,792	22,345
EPS-Basic	1.34	0.49	3.58
EPS-Diluted	1.34	0.44	3.46
Shares used in calculating basic EPS
EPS-Basic	5,743,320	7,713,538	6,246,820
EPS-Diluted	5,743,320	8,557,205	6,462,424

Source: China Ceramics Co., Ltd.